Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades Reports Net Earnings of $4 million

Kingsey Falls, Québec, August 10, 2005  — Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports net earnings of $4 million ($0.05 per share), including and excluding specific items(1), for the quarter ended June 30, 2005. This compares with a net loss of $3 million ($0.03 per share) or net earnings of $5 million ($0.07 per share) when excluding specific items(1),(2) for the same period in 2004.

Financial highlights

Selected consolidated information (2)

(in millions of Canadian dollars, except amount per share)	Q2/2005	Q2/2004	Q1/2005

Sales from continuing operations	$901	$831	$843
Operating income from continuing operations	$29	$27	$17
Net earnings (loss)	$4	$(3)	—
Basic net earnings (loss) per common share	$0.05	$(0.03)	—
Cash flow from operations from continuing operations (1)	$38	$42	$31
per common share (1)	$0.47	$0.51	$0.38

Excluding specific items (1)
Operating income from continuing operations	$25	$26	$15
Net earnings (loss)	$4	$5	$(1)
Basic net earnings (loss) per common share	$0.05	$0.07	$(0.01)

Note 1 - see the supplemental information on non-GAAP measures note.

Note 2 - the 2004 numbers were restated to exclude the discontinued operations related to the distribution activities of the Fine papers and Tissue papers segments. Refer to note 2 of the interim financial statements.

Business highlights

•                  Improved results compared to the first quarter of 2005, mainly due to higher shipments, despite the negative impact of higher prices for energy, freight and chemical products prices;

•                  Cascades successfully restarted the FjordCell virgin pulp mill at the end of June, following the signature of a new labour contract in May 2005;

•                  Cascades recently recognized by the Government of Canada through the Canadian Industry Program for Energy Conservation (CIPEC) for its employee energy efficiency awareness and training program; and

•                  Norampac announces the closing of its Buffalo plant and the transfer of its activities to the Lancaster plant. This decision follows a similar one in regards to the Montreal plant, scheduled to take place in early 2006.

Commenting on the quarterly results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “Despite rising costs and a very strong Canadian dollar, we were able over the course of the last twelve months to improve our results for every quarter when compared to corresponding periods of the previous year. This improvement in profitability is the consequence not only of the Dopaco acquisition, which is in line with our focus on converting, but also, a result of strategic choices we made in regards to the packaging and tissue sectors. We would also like to underline the positive contribution of employees to our efforts to improve profitability to counter the significant increases in cost. Notwithstanding this improvement in our results, we will continue to closely monitor the performance of our operating units and, in particular, we will take appropriate corrective measures for those whose performance falls below our expectations.”

Three-month period ended June 30, 2005

Sales increased by 8% during the second quarter of 2005, amounting to $901 million compared with $831 million for the same period last year. The increase is mainly due to the contribution of business acquisitions realized over the course of the last twelve months and also by higher prices for certain of our main products. Operating income amounted to $29 million for the period compared to $27 million achieved last year. Higher prices were mitigated by higher energy prices and transportation costs and by an appreciation of the Canadian dollar.

Six-month period ended June 30, 2005

Net earnings for the six-month period ended June 30, 2005 were $4 million ($0.05 per share) or $3 million when excluding certain specific items ($0.04 per share). This compares with net loss of $9 million ($0.11 per share) or no earnings ($0.00 per share) excluding specific items for the corresponding period in 2004.

Outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “We are currently confronted with a high Canadian dollar as well as with a steady increase in energy prices which in turn have a major incidence on the cost of freight, chemical products and other raw materials. Furthermore, we are facing increased foreign competition in Canada and Europe, combined with declining demand for certain packaging products and printing papers, with no indication that there will be any significant short-term improvement in business conditions. We will continue to adjust our production levels to meet demand. Furthermore, we will continue to execute our non-core asset divestiture program as well as rationalising our costs, particularly those related to energy.”

Dividend on Common Shares

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid on September 19, 2005 to shareholders of record at the close of business on September 6, 2005.

Supplemental information on non-GAAP measures

Operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income excluding specific items, net earnings (loss) excluding specific items, and net earnings (loss) per common share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance  with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income and operating income excluding specific items:

(in millions of Canadian dollars)	Q2/2005	Q2/2004	Q1/2005

Net earnings (loss) (2)	4	(3)	—
Net earnings from assets held for sale	(1)	—	(3)
Share of results of significantly influenced companies	(1)	—	(1)
Provision for income taxes	2	1	(2)
Foreign exchange loss on long-term debt	7	10	2
Loss (gain) on financial derivative instruments	(3)	—	1
Interest expense	21	19	20

Operating income (2)	29	27	17
Specific items :
Gain on sale of assets	(7)	(4)	(4)
Impairment loss on property, plant and equipment	2	—	—
Impairment loss of investments in significantly influenced companies	—	—	1
Unrealized loss on derivative commodity instruments	1	3	1
	(4)	(1)	(2)

Operating income excluding specific items	25	26	15

Note 2 - the 2004 numbers were restated to exclude the discontinued operations related to the distribution activities of the

Fine papers and Tissue papers segments. Refer to note 2 of the interim financial statements.

The following table reconciles net earnings (loss) and net earnings (loss) per share to net earnings (loss) excluding specific items and net earnings (loss) per share excluding specific items:

	Net earnings (loss)			Net earnings (loss) per share (3)
(in millions of Canadian dollars, except amount per share)	Q2/2005	Q2/2004	Q1/2005	Q2/2005	Q2/2004	Q1/2005

As per GAAP	4	(3)	—	$0.05	$(0.03)	$0.00
Specific items :
Gain on sale of assets	(7)	(4)	(5)	$(0.07)	$(0.03)	$(0.05)
Impairment loss on property, plant and equipment	2	—	—	$0.02	$—	$—
Impairment loss of investments in significantly influenced companies	—	—	1	$—	$—	$0.01
Unrealized loss on derivative commodity instruments	1	3	1	$0.01	$0.03	$0.01
Loss (gain) on financial derivative instruments	(3)	—	1	$(0.03)	$—	$—
Foreign exchange losson long-term debt	7	10	2	$0.07	$0.10	$0.02
Tax effect on specific items	—	(1)	(1)	$—	$—	$—
	—	8	(1)	$—	$0.10	$(0.01)

Excluding specific items	4	5	(1)	$0.05	$0.07	$(0.01)

Note 3 - specific amounts per share are calculated on an after-tax basis.

Founded in 1964, Cascades produces, transforms and markets packaging products, tissue paper and fine papers, composed mainly of recycled fibres. Cascades employs nearly 15,600 men and women who work in some 140 modern and flexible production units located in North America, in Europe and in Asia. Cascades’ management philosophy, its more than 40 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its clients and thus offer superior performance to its shareholders. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings, including but not limited to the offering memorandum dated January 31, 2003.

For further information:

Mr. Stéphane Mailhot
Director, Corporate Communications
Cascades Inc.
(819) 363-5161
stephane_mailhot@cascades.com

Mr. Marc Jasmin, C.M.A.
Director, Investor relations
Cascades Inc.
(514) 282-2681
marc_jasmin@cascades.com

Source: Mr. Christian Dubé Vice-President and Chief Financial Officer Cascades Inc. (819) 363-5168 christian_dube @cascades.com

Consolidated Balance Sheets (in millions of Canadian dollars)

		As at June 30,	As at December 31,
	Note	2005	2004
		(unaudited)
Assets

Current assets
Cash and cash equivalents		32	30
Accounts receivable		564	527
Inventories		586	559
		1,182	1,116
Property, plant and equipment		1,655	1,700
Other assets	7	223	215
Goodwill		118	113
		3,178	3,144

Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		48	47
Accounts payable and accrued liabilities		491	509
Current portion of long-term debt	8	5	58
		544	614
Long-term debt	8	1,318	1,168
Other liabilities	9	285	303
		2,147	2,085

Shareholders’ equity
Capital stock	12	265	265
Retained earnings		779	783
Cumulative translation adjustments		(13)	11
		1,031	1,059
		3,178	3,144

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Earnings

(in millions of Canadian dollars, except per share amounts)

(unaudited)

		For the 3-month periods		For the 6-month periods
		ended June 30,		ended June 30,
	Note	2005	2004	2005	2004
			(Note 2)		(Note 2)

Sales		901	831	1,744	1,594
Cost of sales and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	11	749	690	1,451	1,330
Depreciation and amortization		44	39	88	78
Selling and administrative expenses		83	77	165	152
Impairment loss on property, plant and equipement	3	2	—	2	—
Loss (gain) on derivative financial commodity instruments	4(a)	1	2	2	(4)
Unusual gains	6	(7)	(4)	(10)	(4)
		872	804	1,698	1,552
Operating income from continuing operations		29	27	46	42

Interest expense		21	19	41	39
Gain on derivative financial instruments	4(b)	(3)	—	(2)	—
Foreign exchange loss on long-term debt		7	10	9	16
		4	(2)	(2)	(13)
Provision (recovery) for income taxes		2	1	—	(2)
Share of results of significantly influenced companies		(1)	—	(2)	(1)
Net earnings (loss) from continuing operations		3	(3)	—	(10)
Net earnings from assets held for sale	2, 5(c)	1	—	4	1
Net earnings (loss) for the period		4	(3)	4	(9)
Basic and diluted net earnings (loss) from continuing operations per common share		$0.03	$(0.03)	$0.00	$(0.12)
Basic and diluted net earnings (loss) per common share		$0.05	$(0.03)	$0.05	$(0.11)
Weighted average number of common shares outstanding		81,319,877	81,733,624	81,335,177	81,734,205

Consolidated Statement of Retained Earnings

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods		For the 6-month periods
	ended June 30,		ended June 30,
	2005	2004	2005	2004

Balance - beginning of period	780	769	783	778
Net earnings (loss) for the period	4	(3)	4	(9)
Dividends on common shares	(4)	(4)	(7)	(7)
Excess of the common shares redemption price on their paid-up capital	(1)	—	(1)	—
Balance - end of period	779	762	779	762

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows

(in millions of Canadian dollars)

(unaudited)

		For the 3-month periods		For the 6-month periods
		ended June 30,		ended June 30,
	Note	2005	2004	2005	2004
			(Note 2)		(Note 2)
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings (net loss) from continuing operations		3	(3)	—	(10)
Adjustments for
Depreciation and amortization		44	39	88	78
Impairment loss on property, plant and equipement	3	2	—	2	—
Unrealized loss (gain) on derivative financial commodity instruments	4(a)	1	4	2	(1)
Amortization of transitional deferred unrealized gain		—	(1)	—	(1)
Unusual gains	6	(7)	(4)	(10)	(4)
Unrealized gain on derivative financial instruments	4(b)	(1)	—	—	—
Foreign exchange loss on long-term debt		7	10	9	16
Future income taxes		(10)	(5)	(21)	(9)
Share of results of significantly influenced companies		(1)	—	(2)	(1)
Others		—	2	1	5
		38	42	69	73
Change in non-cash working capital components		(15)	(15)	(105)	(42)
		23	27	(36)	31
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchase of property, plant and equipment		(36)	(33)	(61)	(52)
Proceed from disposal of property, plant and equipment	6	15	—	19	0
Purchase of other assets		(3)	(1)	(4)	(3)
Business acquisitions, net of cash acquired	5(a)	—	(15)	(8)	(29)
Business disposals, net of cash disposed		—	14	—	14
		(24)	(35)	(54)	(70)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances		—	13	1	14
Change in revolving credit facilities		75	8	146	50
Increase in other long-term debt		—	2	1	5
Payments of other long-term debt		(60)	(12)	(62)	(22)
Net proceeds from issuance of shares		—	1	—	1
Redemption of common shares		(1)	—	(2)	—
Dividends on common shares		(4)	(4)	(7)	(7)
		10	8	77	41
Change in cash and cash equivalents during the period from continuing operations		9	—	(13)	2
Change in cash and cash equivalents from assets held for sale, including the proceeds on disposal	2, 5(c)	—	—	14	—

Change in cash and cash equivalent during the period		9	—	1	2
Translation adjustments on cash and cash equivalents		—	1	1	1
Cash and cash equivalents - Beginning of period		23	29	30	27

Cash and cash equivalents - End of period		32	30	32	30

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars)

(unaudited)

NOTE 1 - ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies, except for the following:

Variable interest entities

The CICA issued Accounting Guideline 15 (“AcG-15”), “Consolidation of variable interest entities” The new guideline requires companies to identify variable interest entities in which they have an interest to determine whether they are the primary beneficiary of such entities and, if so, to consolidate them. A variable interest entity is defined as an entity in which the equity is not sufficient to permit that entity to finance its activities without external support, or the equity investors lack either voting control and obligation to absorb future losses or the right to receive future returns. The application of this guideline did not have any material impact on the financial position or results of operations of the Company.

NOTE 2 - ASSETS HELD FOR SALE

During the fourth quarter of 2004, the Company decided to initiate a divestiture plan for its distribution activities in the Fine papers and Tissue papers segments. Consequently, the assets, liabilities, earnings and cash flows from these activities for the current period and for all comparative periods, are classified as assets held for sale. The comparative financial information of 2004 has been restated to reflect this change. As further described in note 5(b), the Company sold the distribution activities of its Tissue papers segment. Financial information relating to these assets held for sale is as follows:

	For the 3-month periods		For the 6-month periods
	ended June 30,		ended June 30,
	2005	2004	2005	2004
Condensed balance sheet (1)
Current assets			108	126
Long-term assets			5	9
Current liabilities			25	29
Condensed statement of earnings
Sales	99	110	212	217
Depreciation and amortization	—	—	—	1
Operating income, including gain on disposal	2	1	7	3
Interest expense	—	1	1	1
Income taxes	1	—	2	1
Net earnings, including gain on disposal, from assets held for sale	1	—	4	1
Net earnings per share, including gain on disposal, from assets held for sale	$0.02	$0.00	$0.05	$0.01
Condensed statement of cash flows
Cash flows from operating activities	11	2	7	(5)
Cash flows from investing activities	—	—	14	—
Cash flows from financing activities	(11)	(2)	(7)	5

(1) As at December 31, 2004 for the condensed balance sheet

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars)

(unaudited)

NOTE 3 - IMPAIRMENT LOSS ON PROPERTY, PLANT AND EQUIPMENT

In the second quarter of 2005, a joint-venture recorded an impairment loss of $4.2 million ($2.8 million after-tax) related to the property, plant and equipment of its corrugated products plant located in Buffalo, NY which is part of the Packaging products segment. The Company’s share amounted to $2.1 million ($1.4 million after-tax). The joint venture decided to permanently shutdown this facility in August 2005. The net book value of the assets has been written down to their fair value representing the present value of the estimated net proceeds from dismantling, redeployment or disposal.

NOTE 4 - LOSS (GAIN) ON DERIVATIVE FINANCIAL INSTRUMENTS

(a)

	For the 3-month periods		For the 6-month periods
	ended June 30,		ended June 30,
	2005	2004	2005	2004

Realized loss (gain) on derivatives financial commodity instruments	—	(1)	—	(2)
Unrealized loss (gain) on derivative financial commodity instruments	1	4	2	(1)
Amortization of transitional deferred unrealized gain under AcG-13	—	(1)	—	(1)
	1	2	2	(4)

(b) During the first quarter of 2005, the Company entered into an interest rate swap agreement for a notional amount of US$125 million maturing in 2013 in relation to the Company’s 7.25% unsecured senior notes and as this instrument was not designated as a hedge, an unrealized loss of $0.7 million have been recorded. During the second quarter, the Compagny has early settled this swap agreement and a gain of $3 million has been recorded in earnings.

NOTE 5 - BUSINESS ACQUISITION AND DISPOSAL

(a) On January 14, 2005, the Company acquired certain assets of Dover Industries Limited, located in Canada, for a cash consideration of $8 million. This acquisitions has been accounted for using the purchase method and the accounts and results of operations of this entity have been included in the consolidated financial statements since its date of acquisition. The following allocation of the purchase price to the identifiable assets acquired and liabilities assumed resulted in no goodwill.

Dover
Packaging
Acquired company	products

Business segment
Property, plant and equipment	3
Customer relationship and client lists	5
Total consideration paid	8

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars)

(unaudited)

(b) During the second quarter of 2005, the Company made its final payment amounted to $57 million ($US46 million) with respect to the acquisition of Dopaco Inc. announced in August 2004, which resulted in an increase to goodwill amounting to $3 million (US$2 million).

(c) On March 31, 2005, the Company sold the distribution activities of its Tissue papers segment for a total consideration of $15.7 million. Of the total selling price, $13.7 million was received at closing, $1 million will be received at the first anniversary date and $1 million in four instalments due March 31, 2006 to March 31, 2009. The disposal of the net assets resulted in a gain of $1.2 million before related income taxes of $0.5 million.

Tissue
Papers
Business segment

Accounts receivable	11
Inventories	7
Property, plant and equipment	4
Other assets	1
23
Accounts payable and accrued liabilities	(8)
15
Gain on disposal	1
Balance of sale price - other assets	(2)
Total consideration received	14

NOTE 6 - UNUSUAL GAINS

During the first quarter of 2005, a joint venture realized a gain of $4 million on the disposal of a building of one of its corrugated products plant and an impairment loss on investments in a significantly influenced company of $1 million was recorded by a joint venture. During the second quarter of 2005, the Company sold a warehouse of the corporate sector which resulted in a gain of $11 million. A gain of $7 million has been recorded in earnings, before related income taxes of $1 million and the remaining portion of the gain has been deferred and will be amortized over the term of a 2 year lease agreement entered into with the buyer.

NOTE 7 - OTHER ASSETS

	June 30,	December 31,
	2005	2004

Investments in significantly influenced companies	77	74
Other investments	10	9
Deferred charges	42	38
Employee future benefits	52	52
Fair value of derivative financial instruments	3	8
Customer relationship and client lists	35	30
Other definite-life intangible assets	4	4
	223	215

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars)

(unaudited)

NOTE 8 - LONG-TERM DEBT

	June 30, 2005	December 31, 2004

7.25% unsecured senior notes	827	813
Revolving credit facility	286	159
Other debt from subsidiaries	21	76
Other debt from joint ventures	189	178
	1,323	1,226
Current portion	5	58
	1,318	1,168

NOTE 9 - OTHER LIABILITIES

	June 30, 2005	December 31, 2004

Employee future benefits	82	84
Future income taxes	197	214
Deferred gain on disposal of a building	4	0
Unrealized gain on derivative financial instruments	2	5
	285	303

NOTE 10 - INTERESTS IN JOINT VENTURES

The major components of the interests in joint ventures in the consolidated financial statements are as follow:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2005	2004	2005	2004

Consolidated balance sheets (1)
Current assets			232	195
Long-term assets			475	480
Current liabilities			115	101
Long-term debt, net of current portion			187	169
Consolidated statements of earnings
Sales	205	243	388	460
Depreciation and amortization	8	11	17	22
Operating income	15	16	34	33
Interest expense	3	3	6	7
Net earnings	9	7	20	16
Consolidated statements of cash flows
Operating activities	18	11	17	11
Investing activities	(11)	(18)	(10)	(24)
Financing activities	(1)	5	(1)	9
Additionnal information
Cash and cash equivalents (1)			14	8
Total assets (1)			707	674
Total debt (1) (2)			199	198
Dividends received by the Company from joint ventures	1	—	16	15

(1)          As at December 31 for the 2004 consolidated balance sheet items

(2)          Includes bank loans and advances, current portion of long-term debt and long-term debt

Notes to Interim Consolidated Financial Statements

(tabular amounts in millions of Canadian dollars)

(unaudited)

NOTE 11 - ADDITIONAL INFORMATION

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2005	2004	2005	2004

(a) Cost of sales
Foreign exchange gain	1	1	1	2

(b) Employee future benefits expenses
Defined benefit pension plans	3	3	6	7
Other employee future benefit plans	2	2	4	4
Defined contribution pension plans	1	1	2	2

(c) Supplemental disclosure
Depreciation of property, plant and equipment	43	39	86	77
Amortization of other assets	1	—	2	1
Amortization of deferred financing cost included in interest expense	1	1	2	2
Interest paid	9	12	42	41
Income taxes paid	14	2	21	7

NOTE 12 - CAPITAL STOCK

As at June 30, 2005, the capital stock issued and outstanding consisted of 81,196,740 common shares (81,361,580 as at December 31, 2004). As at August 9, 2005, 81,043,840 common shares were issued and outstanding. As at June 30, 2005, 2,134,607 stock options were issued and outstanding (1,756,986 as at December 31, 2004).

In 2005, in the normal course of business, the Company renewed its redemption program of a maximum of 4,068,707 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The redemption authorization is valid from March 11, 2005 to March 10, 2006. As of June 30, 2005, the Company redeemed 38,900 common shares under the previous redemption program for an amount of $0.5 million and 138,500 common shares under his current redemption program for an amount of $1.6 million.

Selected Segmented Information

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2005	2004	2005	2004
		(note 2)		(note 2)
Sales
Packaging products
Boxboard
Manufacturing	179	178	355	359
Converting	186	119	349	231
Eliminations and others	(3)	12	(5)	15
	362	309	699	605
Containerboard (1)
Manufacturing	90	85	177	163
Converting	130	125	249	235
Eliminations and others	(49)	(47)	(95)	(89)
	171	163	331	309
Specialty products	134	131	261	250
Eliminations	(15)	(11)	(25)	(21)
	652	592	1,266	1,143
Tissue papers
Manufacturing and Converting	178	171	345	325
Distribution (2)	—	23	22	44
Eliminations	—	(9)	(9)	(16)
	178	185	358	353
Fine papers
Manufacturing	91	98	179	181
Distribution (2)	107	102	214	202
Eliminations	(16)	(17)	(33)	(32)
	182	183	360	351
Eliminations	(12)	(19)	(28)	(36)
Assets held for sale	(99)	(110)	(212)	(217)
Consolidated total	901	831	1,744	1,594

(1)          The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2)          Some or all of these sub-segments represent assets held for sale

Selected Segmented Information (unaudited)

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2005	2004	2005	2004
		(note 2)		(note 2)
Operating income (loss) before depreciation and amortization and operating income

Packaging products
Boxboard
Manufacturing	3	4	8	11
Converting	12	12	27	20
Others	(3)	3	(3)	5
	12	19	32	36
Containerboard (1)
Manufacturing	3	(1)	9	6
Converting	12	16	26	27
Others	3	1	5	3
	18	16	40	36
Specialty products	12	16	21	24
	42	51	93	96
Tissue papers
Manufacturing and Conveting	28	18	47	36
Distribution (2)	—	1	2	1
	28	19	49	37
Fine papers
Manufacturing	(3)	(3)	(8)	(8)
Distribution (2)	2	2	5	4
	(1)	(1)	(3)	(4)
Corporate	6	(2)	2	(5)
Assets held for sale	(2)	(1)	(7)	(4)
Operating income (loss) before depreciation and amortization	73	66	134	120

Depreciation and amortization
Boxboard	(19)	(15)	(38)	(30)
Containerboard (1)	(9)	(9)	(19)	(18)
Specialty products	(6)	(5)	(12)	(11)
Tissue papers	(9)	(9)	(18)	(18)
Fine papers	(3)	(3)	(5)	(6)
Corporate and eliminations	2	2	4	4
Assets for sale	—	—	—	1
	(44)	(39)	(88)	(78)
Operating income	29	27	46	42

(1)          The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2)          Some or all of these sub-segments represent assets held for sale

Selected Segmented Information

(in millions of Canadian dollars)

(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2005	2004	2005	2004
		(note 2)		(note 2)
Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	2	11	4	16
Converting	9	2	13	5
Others	1	1	2	1
	12	14	19	22
Containerboard (1)
Manufacturing	2	4	3	6
Converting	3	2	6	3
Others	4	2	4	2
	9	8	13	11
Specialty products	2	6	5	9
	23	28	37	42
Tissue papers
Manufacturing and Conveting	10	2	17	4
Distribution (2)	—	—	—	—
	10	2	17	4
Fine papers
Manufacturing	1	3	5	4
Distribution and others (2)	—	—	—	—
	1	3	5	4
Corporate	2	—	2	2
Assets held for sale	—	—	—	—
Consolidated total	36	33	61	52

(1)          The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

(2)          Some or all of these sub-segments represent assets held for sale

Additional information

(in millions of Canadian dollars, except shipments and share information)

(unaudited)

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2005	2004	2005	2004

Common shares - Toronto Stock Exchange
High	$13.15	$14.53	$13.95	$14.53
Low	$11.13	$12.00	$11.13	$11.21
Volume	5,184,000	6,422,000	11,569,000	14,391,000
Shipments (in thousands)
Packaging products
Manufacturing (s.t.)
Boxboard	223	213	436	429
Containerboard (1)	184	181	363	360
Specialty products (paper only)	51	48	98	95
Converting (square feet)
Containerboard (1)	1,791	1,737	3,421	3,367
Tissue papers (s.t.)	104	104	203	200
Fine papers (s.t.)
Uncoated papers	31	39	59	72
Coated papers	37	39	77	71

(1)          The Company’s containerboard business consists entirely of its interest in Norampac Inc., a joint venture.

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian GAAP.  The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other companies.

Net earnings (loss), which is a performance measure define by Canadian GAAP is reconcilied below to operating income and to operating income before depreciation and amortization:

	For the 3-month periods ended June 30,		For the 6-month periods ended June 30,
	2005	2004	2005	2004
		(note 2)		(note 2)
Net earnings (loss)	4	(3)	4	(9)
Net earnings from assets held for sale	(1)	—	(4)	(1)
Share of results of significantly influenced companies	(1)	—	(2)	(1)
Provsision (recovery) for income taxes	2	1	0	(2)
Foreign exchange loss on long-term debt	7	10	9	16
Gain on derivative financial instruments	(3)	—	(2)	—
Interest expense	21	19	41	39

Operating income from continuing operations	29	27	46	42

Depreciation and amortization	44	39	88	78

Operating income before depreciation and amortization	73	66	134	120

HISTORICAL FINANCIAL INFORMATION (unaudited)

(In millions of Canadian dollars,	2003					2004					2005
unless other wise noted)	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Total

Sales (1)	783	758	727	727	2,995	763	831	854	806	3,254	843	901	1 744

Operating income (loss) before depreciation and amortization
Packaging	44	46	50	34	174	45	51	54	28	178	51	42	93
Tissue Papers	18	17	20	18	73	18	19	21	18	76	21	28	49
Fine Papers	9	2	(2)	(3)	6	(3)	(1)	2	(1)	(3)	(2)	(1)	(3)
Corporate activities	—	(1)	(2)	—	(3)	(3)	(2)	1	—	(4)	(4)	6	2
Assets held for sales	(4)	(4)	(3)	(2)	(13)	(3)	(1)	(4)	(1)	(9)	(5)	(2)	(7)
	67	60	63	47	237	54	66	74	44	238	61	73	134

Excluding specific items	67	60	63	47	237	49	65	78	58	250	59	69	128

Operating income from continuing operations	32	25	29	8	94	15	27	34	3	79	17	29	46
Excluding specific items	32	25	29	8	94	10	26	38	17	91	15	25	40

Net earnings (loss)	16	29	4	6	55	(6)	(3)	27	5	23	—	4	4
Excluding specific items	11	4	4	(3)	16	(5)	5	14	2	16	(1)	4	3

Net earnings (loss) per share (in dollars)
Basic	$0.19	$0.36	$0.04	$0.07	$0.66	$(0.08)	$(0.03)	$0.33	$0.06	$0.28	$0.00	$0.05	$0.05
Basic, excluding specific items	$0.13	$0.05	$0.04	$(0.03)	$0.19	$(0.07)	$0.07	$0.17	$0.03	$0.20	$(0.01)	$0.05	$0.04

Cash flow from operations	42	42	36	38	158	31	42	49	36	158	31	38	69
Per share	$0.52	$0.52	$0.43	$0.46	$1.93	$0.38	$0.51	$0.60	$0.44	$1.93	$0.38	$0.47	$0.85

Shipments - manufacturing (thousands short tons)
Packaging	449	445	450	423	1,767	442	442	457	429	1,770	439	458	897
Tissue Papers	90	95	94	89	368	96	104	102	97	399	99	104	203
Fine Papers	79	73	62	65	279	65	78	79	67	289	68	68	136
	618	613	606	577	2,414	603	624	638	593	2,458	606	630	1,236

Shipments - converting (in thousands)
Packaging
Boxboard (cartons)	574	603	566	2,659	4,402	2,664	2,864	3,514	4,946	13,988	4,762	5,351	10,113
Containerboard (square feet)	1,550	1,737	1,759	1,653	6,699	1,630	1,737	1,766	1,669	6,802	1,630	1,791	3,421
Tissue papers (short tons - included in manufacturing)	52	55	58	53	218	55	60	65	64	244	59	63	122

					Average					Average			Average
Benchmark prices (2)
Selling price - Manufacturing
Packaging ($US/short ton)
Recycled boxboard - 20pt. Clay coated	625	657	665	665	653	648	685	695	715	686	715	715	715
Linerboard-unbleached kraft, 42 lb. Eastern US	428	425	418	412	421	412	462	500	500	468	500	490	495
Tissue papers (index 1999 = 1 000)	1,148	1,101	1,123	1,153	1,131	1,132	1,120	1,227	1,285	1,189	1,287	1,339	1,313
Fine papers ($US/short ton)
Uncoated fine paper-offset, 50 lb. Rolls	670	633	595	585	621	587	652	715	750	676	733	753	743
Coated fine paper-No. 3 grade, 60 lb rolls	780	815	805	782	795	768	765	827	870	808	870	920	895
Raw materials
Recycled paper ($US/short ton)
Old corrugated containers - US average	56	64	59	60	60	77	91	82	78	82	88	90	89
Sorted office paper - Eastern U.S.	136	108	98	97	110	108	118	138	125	122	116	93	104
Virgin Pulp ($US/metric ton)
Northern bleached softwood kraft - Eastern U.S.	507	580	550	575	553	600	660	670	630	640	670	653	662

$ Can vs $U.S.	$0.66	$0.72	$0.72	$0.76	$0.71	$0.76	$0.74	$0.77	$0.82	$0.77	$0.82	$0.80	$0.81
Natural gas - $US/MMBtu (Spot)	$6.58	$5.40	$4.97	$4.58	$5.38	$5.69	$6.00	$5.79	$6.95	$6.11	$6.27	$6.73	$6.50

(1)          Excluding assets held for sale

(2)          Source : Cascades based on industry sources. Tissue papers index represents a mix of primary and converted products.